Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the common stock, par value $0.0001 per share, of Natera, Inc. (“us,” “our,” “we,” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”),  summarizes certain information regarding the Common Stock in our amended and restated certificate of incorporation, our amended and restated by-laws and applicable provisions of Delaware general corporate law (the “DGCL”), and is qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws, which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K for the fiscal year ending December 31, 2019.

Our authorized capital stock consists of 750,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value, $0.0001 per share.

Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “NTRA”.

Voting Rights. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors.

Dividends. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Liquidation and Dissolution. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Other Rights. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.